Exhibit 99.7

COMMUNIQUÉ DE PRESSE

Plastics Recycling: TotalEnergies Becomes the Sole Owner of
the Grandpuits Advanced Plastics Recycling Plant

Paris, September 11, 2026 – As part of the restructuring of Plastic Energy’s shareholding, TotalEnergies agreed to acquire from the new shareholder Plastic Energy’s 35% interest in the Grandpuits advanced recycling plant, in which TotalEnergies already held a 65% interest. The plant is now wholly owned by TotalEnergies.

The Grandpuits advanced plastics recycling plant, located in Seine-et-Marne, started production in March 2026 and has an annual capacity to process 15,000 tons of plastic waste.

A Pioneering Plant for the French Advanced Plastics Recycling Value Chain

The Grandpuits plant transforms hard-to-recycle plastic waste from French households, including waste collected in yellow recycling bins, which is currently sent to landfill or incineration, into a synthetic oil through a pyrolysis process. This process involves heating the waste to high temperatures in an oxygen-free environment. It makes it possible to recycle waste that cannot be recycled mechanically and to produce circular petrochemical feedstock as a substitute for fossil feedstocks.

The synthetic oil contributes to producing recycled plastics of the same quality as virgin plastics, compatible with the strictest requirements, including food contact and medical applications. In 2023, TotalEnergies signed an agreement with two French partners, Citeo and Paprec, to secure the plant’s long-term supply of plastic waste.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).